[Synovus logo omitted]

THOMAS J. PRESCOTT
Executive Vice President
and Chief Financial Officer

October 19, 2006

Ms. Joyce Sweeney

Reviewing Accountant

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

RE:	Synovus Financial Corp.
Form 10-K for the Fiscal Year ended December 31, 2005
File No. 001-10312

Dear Ms. Sweeney:

This letter is written in response to your letter dated October 4, 2006 with respect to Synovus Financial Corp.’s (Synovus) Annual Report on Form 10-K for the year ended December 31, 2005.

Set forth below in the same order as it is set forth in your comment letter are our responses to questions included in your comment letter.

Form 10-K filed March 7, 2006

Financial Statements as of and for the year ended December 31, 2005

Note 12 – Derivative Financial Instruments, page F-26

1.

We have reviewed your response to comment one of our letter dated September 1, 2006. Please provide us with your SAB 99 analysis of how you determined that the impact of no hedge accounting for the brokered deposits to which you improperly applied the shortcut method was not material. In your response please quantify the impact of no hedge accounting to the relevant periods, quantify and describe the nature of other errors identified but not corrected during the periods, describe the qualitative factors considered, and quantify the impact of the entry used to correct the error.

The SAB 99 analysis is included in the attached memo labeled “Attachment A.” This analysis summarizes the quantitative and qualitative factors that we considered in concluding that the impact of no hedge accounting for the brokered deposits to which we improperly applied the shortcut method was not material to Synovus’ financial position, results of operations, or cash flows for any annual or quarterly period prior to re-designation. The analysis on page 8 of Attachment A quantifies the impact of another error identified but not corrected during the periods. Page 9 of Attachment A is a supplement that we have added to our original SAB 99 analysis that describes the nature of this error.

In addition to the qualitative factors summarized in Attachment A, we also considered the impact of no hedge accounting on our key financial performance indicators such as loan and deposit growth, net

Post Office Box 120 / Columbus, Georgia 31902 / (706) 649-2401 / FAX (706) 649-2342

interest margin, credit quality, fee income growth, and expense management, and concluded that the impact to these performance indicators and their trends was not material.

We also considered the impact of no hedge accounting on the relevant segment (Financial Services) and concluded that the impact was not material to the financial results or trends of that segment.

In addition to our SAB 99 analysis memo, we have provided in “Attachment B” our detailed analysis which quantifies the quarterly and annual impact of the identified misstatement for no hedge accounting for the brokered deposits, which has been supplemented to include the impact through September 30, 2006 and future periods. The impact to future periods represents the estimated amortization amounts based on market yields in effect as of September 30, 2005 for instruments with comparable maturities.

“Attachment C” provides our detailed analysis which quantifies the quarterly and annual impact of the misstatements, including the misstatement provided in Attachment B, which has been supplemented to include the impact through September 30, 2006.

Your letter also requests that we quantify the impact of the entry used to correct the error. We did not correct the error based on our conclusion that the misstatement was not material to Synovus’ financial position, results of operations, or cash flows for any annual or quarterly period prior to re-designation. Additionally, we do not expect that the misstatement will be material to future periods. We will continue to reevaluate this conclusion at each quarterly period subsequent to September 30, 2006.

We hope that this information satisfactorily responds to your request. Should you have further questions or comments, please do not hesitate to contact me at (706) 649-2401.

Sincerely,

/s/Thomas J. Prescott

Thomas J. Prescott

Cc: Richard Anthony

      Amanda Roberts

2 Post Office Box 120 / Columbus, Georgia 31902 / (706) 649-2401 / FAX (706) 649-2342

Attachment A

MEMO TO:	File

FROM:	Chris Goodson

DATE:	September 30, 2005

RE:	Accounting for Swaps Hedging Brokered Certificates of Deposit

CC:	Liliana McDaniel
Jody Lowery
Tommy Prescott

Summary

The following memorandum summarizes our conclusions regarding the accounting for certain fair value hedges of brokered certificates of deposit that Synovus had outstanding as of September 30, 2005. Synovus had been accounting for these instruments as fair value hedges utilizing the short-cut method as detailed under FAS 133 / 138. As further stated below, during the 3rd quarter, KPMG notified Synovus that, in light of recent accounting interpretations, it is KPMG’s conclusion that the aforementioned swaps did not qualify for short-cut hedge accounting treatment.

Synovus has modified its accounting methodology to discontinue the short-cut method of accounting for these hedges effective September 30, 2005. Effective September 30, 2005, we have re-designated the aforementioned interest rate swaps, with effectiveness measured using the change in fair value method.

Under the brokered CD funding program, as of September 30, 2005, Synovus has 23 callable interest rate swaps and 3 non-callable interest rate swaps with a notional amount of $437,500,000. Synovus entered into these transactions to hedge against changes in the fair value of callable and non-callable fixed rate certificates of deposit. We had been accounting for these instruments as fair value hedges utilizing the short-cut method since their inception. As such, there has been no P&L impact to date as a result of changes in the mark-to-market value of the swaps.

Summary - Financial Statement Impact

The following table represents the fair market value and change in fair value of the derivatives hedging brokered certificates of deposit:

FYE 2003	FYE 2004	as of 9/30/05

Gross Fair Value:	($2,164M)	($4,685M)	($10,700M)

Net unrealized gain (loss)

Annual Change In

Fair Value:	(2,385M)*	(2,521M)	(6,015M)

*Net unrealized gain at 12/31/2002 was $221M. The $2,385M unrealized loss represents the change in value from 12/31/2002 to 12/31/2003.

Had Synovus marked the respective hedge positions to market through the income statement, the financial statement impact would have been as follows:

Balance Sheet / Shareholders’ Equity Impact

FYE 2003	FYE 2004	as of 9/30/05

Gross Fair Value:	($2,164M)	($4,685M)	($10,700M)

Net unrealized gain (loss)

After Tax Fair Value:	(1,322M)	(2,863M)	(6,538M)

Reduction in Shareholders’ Equity:	(1,322M)	(2,863M)	(6,538M)

Shareholders’ Equity As Reported:	2,245,039M	2,641,289M	2,876,089M

Overstatement in Shareholders’

Equity as a % of Total Equity:	0.059%	0.108%	0.227%

Income Statement Impact

Pre-Tax Earnings Analysis

FYE 2003	FYE 2004	FYE 2005

Change in Fair Value:	($2,385M)	($2,521M)	($6,015M)
(Decrease in Pre-tax Income)

Pre-tax Income:	611,501M	689,281M	825,000M*

Amount as a % of

Pre-tax Income (overstatement

of pre-tax income):	0.39%	0.366%	0.729%

*Projected

3rd Quarter 2005 Pre-Tax Earnings Impact

3Q ’05 Change in Fair Value

(Unrealized loss):	($5,580M)*

3Q ’05 Pre-Tax Income:	215,847M

Amount as a % of 3Q ‘05

Pre-tax Income (overstatement

of pre-tax income):	2.59%

*Represents the change between June 30, 2005 unrealized loss of $5,120M to September 30, 2005 unrealized loss of $10,700M

Impact on Net Income Growth Trends

FYE 2003	FYE 2004	FYE 2005*

Net Income Growth, as reported:	6.45%	12.37%	17.00%

Net Income Growth, after

pro-forma adjustment for change

in fair value of swaps:	5.80%	12.39%	16.72%

*Projected

We have also evaluated the impact of the misstatement on SNV’s quarterly financial statements. The impact on consolidated quarterly pre-tax income since 2003 through 3Q05 would have ranged between +2.96% to -3.36%, with the exception of the 2nd Quarter 2004, when the impact would have been -5.45%.

Situational Background

The short-cut method of accounting is allowed in certain instances where details of the hedging instrument and hedged item are identical. Each quarter, no effectiveness calculations are done, as the change in fair value of the swap is assumed to be perfectly offsetting in terms of fair value changes of the hedged item. There is no resulting mark-to-market P&L impact for the life of the hedged item.

At the inception of each of the aforementioned fair value hedges, Synovus designated the swap as a fair value hedge under the short-cut method of accounting, as it was our belief that these swaps met the appropriate conditions for use of the short-cut method.

Brokered Certificates of Deposit

Synovus utilizes brokered certificates of deposit as a funding vehicle. For an up-front fee (typically a percentage of the CD amount), a company will commit to raise a specific amount of funds for delivery to Synovus at a certain date. Structures of the CD can vary, from a plain vanilla fixed coupon non-callable structure to more complex callable structures.

A callable certificate of deposit will typically carry a higher interest rate to the depositor than a non-callable certificate of deposit. This is, in effect, compensation for giving the issuer the right to “call” the certificate of deposit. This call option would be exercised in the event that market interest rates had fallen and the issuer could re-issue the CD at a cheaper cost of funds.

All certificates of deposit carry an “Early Redemption Option”. This option is to provide liquidity to the CD holder in the event of death or incapacitation. In the event that either of the aforementioned instances was to occur, the respective CD would be redeemed penalty-free. While typically insignificant in the short term, over long periods of time this “Death Put”, as it has been termed, can result in changes to the balance of the deposit.

Non-Callable Brokered Certificates of Deposit

Synovus has 3 non-callable certificates of deposit that are currently hedged. The placement fee was paid up-front by Synovus, and amortized over the life of the transaction in accordance with GAAP. The respective hedges were all designated under the short-cut method at inception.

Approximately 1-2 quarters after issuing these certificates of deposit, the balances decreased slightly as a result of deaths. As the balance of the hedging instrument and the hedged item no longer matched, this effectively nullified the short-cut method of accounting. Given that our hedge designation documentation specified the short-cut method of accounting, it is the opinion of KPMG that in any quarter that the balance of the hedged transaction did not match the notional of the hedging instrument, short-cut accounting was no longer appropriate. At that point in time, the “Long haul” method of assessing the effectiveness of these hedges should have been implemented whereby changes in the fair value of the hedging instrument and the hedged item are measured and compared to determine effectiveness.

Callable Brokered Certificates of Deposit

Synovus has 23 callable brokered certificates of deposit that are currently hedged. Callable certificates of deposit are effectively composed of two financial instruments:

1) A fixed rate certificate of deposit.

2) An option to call the certificate of deposit that is owned by Synovus.

To protect against changes in the fair value of the fixed rate certificate of deposit, Synovus will execute an offsetting interest rate swap. Simultaneous to execution of the interest rate swap, Synovus will effectively sell the option to call the CD. Executing these transactions removes the risk of change in fair value of the fixed rate cd as well as the call option.

At execution of the transaction, a fee is paid from the dealer counterparty directly to the broker placing the CD. Recent accounting interpretation of these transactions indicates that the fee paid to the broker technically causes the value of the swap at inception to be other than zero. The interpretation that the value of the swap at inception was not zero nullifies the short-cut method of accounting. It is the current opinion of KPMG that these swaps 1) should not have qualified for short cut accounting at inception, and 2) were not previously re-designated, resulting in derivative trading positions from inception through re-designation.

Conclusions Regarding the Accounting for Swaps

The following are pertinent items related to accounting for hedges of brokered certificates of deposit:

–	23 Callable interest rate derivatives should not have been accounted for as hedges under the short-cut method.
–	3 non-callable interest rate swaps should not have been accounted for as hedges under the short-cut method beginning in the quarter that the balances began to change.
–	Hedges have been re-designated and effectiveness testing is being performed going forward

Assessment of Materiality

We have evaluated the factors outlined in SAB 103, Materiality, to determine whether the deviation from GAAP in the prior period financial statements (i.e., not recording the changes in the fair value of the swaps to market through earnings) is material.

The first factor that we considered was magnitude of the misstatement in terms of dollars as well as a percentage of pre-tax income, net income growth trends, and shareholders’ equity. In making this assessment, we considered the impact to the annual as well as quarterly periods.

We also considered qualitative factors, such as the nature of the misstatement and the circumstances which resulted in the misstatement and concluded the following:

–	The misstatement does not distort the company’s net income growth trends
–	The misstatement does not affect the company’s compliance with regulatory requirements (e.g., capital requirements)
–	The misstatement does not affect the company’s compliance with debt covenants or other contractual requirements
–	The misstatement did not impact management’s compensation
–

The misstatement was not intentional. At inception of the hedges, management believed that application of the short-cut method was appropriate. The issue came to light as a result of recent interpretations by the SEC involving other companies.

	Note that derivatives accounting is an area where form plays much heavier than in any other accounting area


If we had known that the use of the short-cut method was not allowable at the inception of the hedge, we would have used the “long-haul” method which would have resulted in a minimal P&L impact to all periods presented as these are highly effective hedges.

Assessment of Materiality Conclusion

Based on the above quantitative and qualitative assessments, management has concluded that the misstatement is not material to the financial statements taken as a whole. Note that in making this assessment, we also considered the misstatement impacting 4Q04 and 2005 relating to the accounting for the Forward Starting Swaps (see separate memo to the file). We evaluated each misstatement separately as well as the aggregate effect of both misstatements (see next page).

Aggregate Effect of Misstatements Relating to Accounting for Forward Starting Swaps and Brokered CD Swaps.

	Quarter Ended 12/31/2004	Quarter Ended 3/31/2005	Quarter Ended 6/30/2005
Unrealized Gain (Loss) of
Forward Starting Swap:	($1,815,118)	$5,479,020	($5,061,664)

Unrealized Gain (Loss) of
Brokered CD Swaps:	($739,805)	($6,240,724)	$5,805,920

Aggregate Impact of Both Misstatements:	($2,554,923)	($761,704)	($1,070,862)
(Both misstatements impact the financial statement line item titled Other Non-Interest Income)
Consolidated Pre-Tax Income as Reported:	$185,289,000	$185,617,000	$204,248,000

Percentage Over / (Under) Statement of Pre-Tax Income	(1.38%)	(0.41%)	(0.52%)

Supplement to Attachment A

Page 8 of the attached memo dated September 30, 2005, describes a misstatement relating to Synovus’ accounting for a forward starting swap. The following summarizes the nature of this misstatement.

During the fourth quarter of 2004, Synovus entered into certain forward starting cash settled swaps with a notional amount of $222 million. The swaps were entered into to hedge the future interest payments on debt forecasted to be issued in 2005. Since inception, Synovus accounted for these instruments as effective cash flow hedges. During April of 2005, it was determined that the aforementioned swaps did not qualify for hedge accounting treatment at their inception. The swaps were re-designated during the second quarter of 2005, and Synovus determined that after re-designation, the swaps qualified for hedge accounting treatment. Synovus concluded that the previous use of hedge accounting was not material to any annual or quarterly period prior to re-designation; accordingly, prior periods were not restated.

Attachment B
The following quantifies the impact of the misstatement relating to brokered deposits that did not meet the hedge accounting criteria prior to being redesignated at September 30, 2005.

Period	Pre-Tax Income As Reported	Pre-Tax Impact of No Hedge Accounting Incr (Decr) in Pre-Tax Income	Impact of No Hedge Acctg as a % of Pre-Tax Income	Net Income as Reported	Impact of No Hedge Accounting Incr (Decr) in Net Income	Impact of No Hedge Accounting as a % of Net Income	Diluted EPS As Reported	Diluted EPS with Impact of No Hedge Accounting	Share- holders' Equity as Reported	Cumulative Impact Of No Hedge Accounting Net of Tax	Cumulative Impact of No Hedge Acctg Net of Tax as a % of Shareholders' Equity

1Q03	$140,399,000	($334,861)	(0.24%)	$89,919,000	($204,600)	(0.23%)	$0.30	$0.30	$2,180,266,000	($69,624)	(0.00%)
2Q03	$152,468,000	$784,617	0.51%	$96,367,000	$479,401	0.50%	$0.32	$0.32	$2,139,934,000	$409,777	0.02%
3Q03	$157,722,000	($1,837,737)	(1.17%)	$100,000,000	($1,122,857)	(1.12%)	$0.33	$0.32	$2,175,806,000	($713,080)	(0.03%)
4Q03	$160,912,000	($996,945)	(0.62%)	$102,639,000	($609,133)	(0.59%)	$0.34	$0.33	$2,245,039,000	($1,322,214)	(0.06%)
FYE 12/31/03	$611,501,000	($2,384,926)	(0.39%)	$388,925,000	($1,457,190)	(0.37%)	$1.28	$1.27	$2,245,039,000	($1,322,214)	(0.06%)

1Q04	$164,541,000	$2,155,125	1.31%	$104,162,000	$1,316,781	1.26%	$0.34	$0.34	$2,538,424,000	($5,432)	(0.00%)
2Q04	$166,102,000	($9,059,283)	(5.45%)	$105,141,000	($5,535,222)	(5.26%)	$0.34	$0.32	$2,486,097,000	($5,540,654)	(0.22%)
3Q04	$173,349,000	$5,122,991	2.96%	$109,008,000	$3,130,148	2.87%	$0.35	$0.36	$2,576,714,000	($2,410,507)	(0.09%)
4Q04	$185,289,000	($739,805)	(0.40%)	$118,722,000	($452,021)	(0.38%)	$0.38	$0.38	$2,641,289,000	($2,862,528)	(0.11%)
FYE 12/31/04	$689,281,000	($2,520,972)	(0.37%)	$437,033,000	($1,540,314)	(0.35%)	$1.41	$1.40	$2,641,289,000	($2,862,528)	(0.11%)

1Q05	$185,617,000	($6,240,724)	(3.36%)	$116,734,000	($3,813,082)	(3.27%)	$0.37	$0.36	$2,698,871,000	($6,675,610)	(0.25%)
2Q05	$204,251,000	$5,805,920	2.84%	$128,460,000	$3,547,417	2.76%	$0.41	$0.42	$2,793,812,000	($3,128,193)	(0.11%)
3Q05	$215,845,000	($5,579,785)	(2.59%)	$133,992,000	($3,409,249)	(2.54%)	$0.43	$0.41	$2,874,906,000	($6,537,442)	(0.23%)
4Q05	$218,309,000	$415,935	0.19%	$137,260,000	$254,136	0.19%	$0.44	$0.44	$2,949,329,000	($6,283,305)	(0.21%)
FYE 12/31/05	$824,022,000	($5,598,654)	(0.68%)	$516,446,000	($3,420,778)	(0.66%)	$1.64	$1.63	$2,949,329,000	($6,283,305)	(0.21%)

1Q06	$211,228,000	$421,081	0.20%	$134,506,000	$257,280	0.19%	$0.43	$0.43	$3,202,081,000	($6,026,025)	(0.19%)
2Q06	$242,843,000	$426,292	0.18%	$152,797,000	$260,464	0.17%	$0.48	$0.48	$3,373,459,000	($5,765,560)	(0.17%)
3Q06	$236,840,000	$431,567	0.18%	$154,066,000	$263,687	0.17%	$0.47	$0.47	$3,545,485,000	($5,501,873)	(0.16%)
3Q06 YTD	$690,911,000	$1,278,940	0.19%	$441,369,000	$781,432	0.18%	$1.37	$1.38	$3,545,485,000	($5,501,873)	(0.16%)
4Q06		$436,908*			$266,951
FYE 12/31/06		$1,715,848*
FYE 12/31/07		$1,802,383*
FYE 12/31/08		$1,790,201*
FYE 12/31/09		$1,391,764*
FYE 12/31/10		$1,033,091*
FYE 12/31/11		$754,231*
FYE 12/31/12		$611,727*
Thereafter through 12/31/18		$1,405,307*

*For periods after September 30, 2006, amortization amounts are estimated based on market yields in effect as of September 30, 2005 for instruments with comparable maturities.

Attachment C

The following quantifies the impact of misstatements relating to brokered deposits and forward starting swaps prior to being redesignated. The forward starting swaps were entered into during the fourth quarter of 2004

Period	Pre-Tax Income as Reported	Pre-Tax Impact of No Hedge Accounting Incr (Decr) in Pre-Tax Income	Impact of No Hedge Acctg as a % of Pre-Tax Income	Net Income As Reported	Impact of No Hedge Accounting Incr (Decr) in Net Income	Impact of No Hedge Accounting as a % of Net Income	Diluted EPS as Reported	Diluted EPS with Impact of No Hedge Accounting	Share- holders' Equity As Reported	Cumulative Impact of No Hedge Accounting Net of Tax	Cumulative Impact of No Hedge Acctg Net of Tax as a % of Share- holders' Equity

1Q03	$140,399,000	($334,861)	(0.24%)	$89,919,000	($204,600)	(0.23%)	$0.30	$0.30	$2,180,266,000	($69,624)	(0.00%)
2Q03	$152,468,000	$784,617	0.51%	$96,367,000	$479,401	0.50%	$0.32	$0.32	$2,139,934,000	$409,777	0.02%
3Q03	$157,722,000	($1,837,737)	(1.17%)	$100,000,000	($1,122,857)	(1.12%)	$0.33	$0.32	$2,175,806,000	($713,080)	(0.03%)
4Q03	$160,912,000	($996,945)	(0.62%)	$102,639,000	($609,133)	(0.59%)	$0.34	$0.33	$2,245,039,000	($1,322,214)	(0.06%)
FYE 12/31/03	$611,501,000	($2,384,926)	(0.39%)	$388,925,000	($1,457,190)	(0.37%)	$1.28	$1.27	$2,245,039,000	($1,322,214)	(0.06%)

1Q04	$164,541,000	$2,155,125	1.31%	$104,162,000	$1,316,781	1.26%	$0.34	$0.34	$2,538,424,000	($5,432)	(0.00%)
2Q04	$166,102,000	($9,059,283)	(5.45%)	$105,141,000	($5,535,222)	(5.26%)	$0.34	$0.32	$2,486,097,000	($5,540,654)	(0.22%)
3Q04	$173,349,000	$5,122,991	2.96%	$109,008,000	$3,130,148	2.87%	$0.35	$0.36	$2,576,714,000	($2,410,507)	(0.09%)
4Q04	$185,289,000	($2,554,923)	(1.38%)	$118,722,000	($1,561,058)	(1.31%)	$0.38	$0.37	$2,641,289,000	($3,971,565)	(0.15%)
FYE 12/31/04	$689,281,000	($4,336,090)	(0.63%)	$437,033,000	($2,649,351)	(0.61%)	$1.41	$1.40	$2,641,289,000	($3,971,565)	(0.15%)

1Q05	$185,617,000	($761,704)	(0.41%)	$116,734,000	($465,401)	(0.40%)	$0.37	$0.37	$2,698,871,000	($4,436,966)	(0.16%)
2Q05	$204,251,000	$744,256	0.36%	$128,460,000	$454,740	0.35%	$0.41	$0.41	$2,793,812,000	($3,982,225)	(0.14%)
3Q05	$215,845,000	($5,550,785)	(2.57%)	$133,992,000	($3,391,530)	(2.53%)	$0.43	$0.41	$2,874,906,000	($7,373,755)	(0.26%)
4Q05	$218,309,000	$444,935	0.20%	$137,260,000	$271,855	0.20%	$0.44	$0.44	$2,949,329,000	($7,101,900)	(0.24%)
FYE 12/31/05	$824,022,000	($5,123,298)	(0.62%)	$516,446,000	($3,130,335)	(0.61%)	$1.64	$1.63	$2,949,329,000	($7,101,900)	(0.24%)

1Q06	$211,228,000	$450,082	0.21%	$134,506,000	$275,000	0.20%	$0.43	$0.43	$3,202,081,000	($6,826,900)	(0.21%)
2Q06	$242,843,000	$455,292	0.19%	$152,797,000	$278,183	0.18%	$0.48	$0.48	$3,373,459,000	($6,548,716)	(0.19%)
3Q06	$236,840,000	$460,567	0.19%	$154,066,000	$281,406	0.18%	$0.47	$0.47	$3,545,485,000	($6,267,310)	(0.18%)
3Q06 YTD	$690,911,000	$1,365,941	0.20%	$441,369,000	$834,590	0.19%	$1.37	$1.38	$3,545,485,000	($6,267,310)	(0.18%)